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                                                             EXHIBIT 99.a(5)(ii)


                                                                        Contact:


Jack Menache, VP                                                   Jerry Mo, CFO
Fremont, CA: Tel: (510) 449-0100                 Hong Kong: Tel: (852) 3193 6200

Peak International Limited Announces Preliminary Results of its "Dutch Auction"
                 Tender Offer for up to 1,800,000 Peak TrENDS

Fremont, CA and Hong Kong, May 11, 2001 -- Peak International Limited (NASDAQ:
PEAK) today announced preliminary results of its 'Dutch Auction' tender offer to purchase for cash up to 1,800,000 TrENDS of Peak TrENDS Trust (AMEX: PTT) that expired at 11:59 p.m. on Thursday, May 10, 2001. The preliminary count by the depositary for the tender offer indicated that approximately 473,876 TrENDS were tendered. The Company expects to purchase all TrENDS tendered at $6.50 per share and expects that no proration will be necessary. The price for each of the TrENDS and the proration are preliminary and subject to verification by the depositary. The determination of the actual number of TrENDS to be purchased and whether there will be any proration are subject to final confirmation and the proper delivery of all TrENDS tendered and not withdrawn, including TrENDS tendered pursuant to the guaranteed delivery procedure. Payment for TrENDS tendered and accepted, and return of all TrENDS tendered but not accepted for payment, will occur as soon as practicable after determination of the final proration factor (if any) and number of TrENDS properly tendered. Peak commenced its tender offer for the TrENDS on April 13, 2001 when it offered to purchase up to 1,800,000 TrENDS at a price between $5.50 and $6.50 for each of the TrENDS.

About Peak International Limited (NASDAQ: PEAK)

Peak International Limited is a value added leading supplier of precision-engineered transport products for storage, transportation and automated handling of semiconductor devices and other electronic components. Peak employs approximately 2,000 people worldwide, directly and through its Shenzhen, China operating partner. Peak operates warehouses throughout the world and offers JIT services to leading semiconductor manufacturers and assemblers. Peak is a leading recycler of used plastic matrix trays operating worldwide under its SemiCycle trade name.

About Peak TrENDS Trust (AMEX: PTT)

Peak TrENDS Trust is a Delaware trust, established to purchase and hold a portfolio of stripped U.S. Treasury securities maturing on a quarterly basis through May 15, 2001. On such date, each of the TrENDS will be automatically exchanged for between 0.8696 shares and 1 share of the common stock of Peak, par value $0.01 per shares. No dilution of PEAK shares will result from the conversion of the TrENDS on May 15, 2001.